Nauticus Robotics, Inc.

17146 Feathercraft Lane, Suite 450

Webster, Texas 77598

August 11, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nauticus Robotics, Inc.

Registration Statement on Form S-1

File No. 333-273752

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Reference is made to the letter request of Nauticus Robotics, Inc., a Delaware corporation (the “Company”), for acceleration of effectiveness of the above-referenced Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on August 10, 2023, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The Company hereby respectfully requests that the Commission withdraw the Acceleration Request and refrain from declaring the Registration Statement effective until such future time as the Company may request.

Please contact Michael J. Blankenship of Winston & Strawn LLP, securities counsel to the Company, at (713) 651-2678 if you have any other questions or concerns regarding this matter.

Very truly yours,

Nauticus Robotics, Inc.

By:	/s/ M. Dilshad Kasmani
Name:	M. Dilshad Kasmani
Title:	Chief Legal and Administrative Officer